March 30, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LINE Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on March 30, 2018. The disclosure can be found under the heading “Item 3.D. Risk Factors — Due to the global nature of our business, we are subject to trade, economic sanctions and export laws and regulations in various jurisdictions that may govern or restrict our business and we, our directors and officers, may be subject to fines or other penalties for non-compliance with applicable trade, economic sanctions and export laws and regulations” in the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

/s/ In Joon Hwang
Name: In Joon Hwang
Title: Chief Financial Officer